

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

April 7, 2009

Jonathan C. Gold
Corporate Secretary
Quality Distribution, Inc.
4041 Park Oaks Boulevard, Suite 200
Tampa, FL 33610

Re: **Quality Distribution, Inc.**
                    Form 10-K for the fiscal year ended December 31, 2007
                    Filed March 13, 2008
                    Definitive Proxy Statement on Schedule 14A
                    Filed April 15, 2008
                    File No. 000-24180

Dear Mr. Gold:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Rolaine S. Bancroft
                                        Special Counsel